Exhibit 99.427

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS –
PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Andrew Chan                  , an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

/s/ “Andrew Chan”		March 21, 2022
Name:	Andrew Chan	Date:
Title:	Chief Financial Officer

Reporting Issuer Name:	Nextech AR Solutions Corp.

End date of previous financial year:	December 31, 2021

Type of Reporting Issuer:	☒ Class 1 reporting issuer	☐ Class 3B reporting issuer

Highest Trading Marketplace:	NEO Exchange

Market value of listed or quoted equity securities:

Equity Symbol	NTAR

1st Specified Trading Period (dd/mm/yy)	January 1,2021	to	March 31, 2021

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading	$4.3700
marketplace	(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of	77,881,309
the specified trading period	(ii)

	(i) x (ii)	$340,341,320.33
Market value of class or series		(A)

2nd Specified Trading Period (dd/mm/yy)	April 1, 2021	to	June 30, 2021

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading	$29200
marketplace	(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of	85,573,064
the specified trading period	(iv)

Market value of class or series	(iii) x (iv)	$249,873,346.88
(B)

3rd Specified Trading Period (dd/mm/yy)	July 1, 2021	to	September 30, 2021

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading	$1.9300
marketplace	(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of	86,584,504
the specified trading period	(vi)

	(v) x (vi)	$167,108,092.72
Market value of class or series		(C)

4th Specified Trading Period (dd/mm/yy)	October 1, 2021	to	December 31, 2021

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading	$1.2800
marketplace	(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of	90,880,791
the specified trading period	(viii)

	(vii) x (viii)	$116,327,412.48
Market value of class or series		(C)

5th Specified Trading Period (dd/mm/yy)	to

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$
(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period
(x)

	(ix) x (x)	$
Market value of class or series		(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading	$218,412,543.1
period (i.e. A through E above))	(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities

(Provide details of how value was determined)	$0.0000
(2)

Capitalization for the previous financial year	(1) + (2)	$218,412,543.1

Participation Fee	$13,340.0000

Late Fee, if applicable	$0.0000

Total Fee Payable	$13,340.0000
(Participation Fee plus Late Fee)

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